May 9, 2006

Mr. Qiong Wang
Chief Executive Officer
Bodisen Biotech, Inc.
North Part of Xinquia Road, Yang Ling AG
High-Tech Industries Demonstration Zone
People`s Republic of China 712100

Re:	Bodisen Biotech, Inc.
		Registration Statement on Form SB-2
      Filed April 10, 2006
	File No. 333-133177

	Form 10-KSB for the Fiscal Year Ended December 31, 2005
	Filed March 28, 2006
	File No. 01-32616

Dear Mr. Wang:

      We have limited our review of the above filing to only the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments.
If
you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that we will not be in a position to declare the pending registration statement effective until all comments have been addressed, including those issued on your Form 10-KSB for the fiscal year ended December 31, 2005.



Form SB-2

Selling Stockholders, page 24

2. You state that "[o]ther than as set forth in the following table, the selling stockholders have not held any position or office or had any other material relationship with [you] or any of [your] predecessors or affiliates within the past three years (emphasis added)." Please clarify the meaning of the carve-out since it does not appear that any relevant disclosure is set forth in the table.

3. In this regard, you also state that "...except as set forth below, the selling stockholders are not registered broker-dealers (emphasis added)." Again, this exception is unclear since it does not appear that any such disclosure is set forth below. Please revise or advise.

4. Please confirm whether any selling shareholder is a registered broker-dealer or affiliate of a registered broker-dealer. If a registered broker-dealer, please identify the selling shareholder as an underwriter unless the securities you are registering on its behalf compensated the shareholder for investment banking services.
If any selling shareholder is an affiliate of a registered broker-dealer, please confirm to us that the shareholder purchased the securities you are registering on its behalf in the ordinary course of business, and that at the time of the purchase of the securities to be resold, the shareholder had no agreements or understandings, directly or indirectly, with any party to distribute the securities.
Otherwise, identify the selling shareholder as an underwriter. We may have additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Description of Business, page 4

Business

5. We note that your sole operating subsidiary and all of your assets are located in the People`s Republic of China. We further note your disclosure within Note 14 on page F-16 regarding restrictions on your ability to pay dividends. Please provide parent-only condensed financial statements as required by Rule 5-04 of Regulation S-X. Refer also to the September 27, 2004 Highlights of the AICPA International Practices Task Force meeting, located at:

http://cpcaf.aicpa.org/NR/rdonlyres/8B71F811-51B5-48D0-BD62-
E6546A098346/0/2004_0927_IPTF_HLs.pdf.



History

6. Please revise your disclosure, under this heading, within your Management`s Discussion and Analysis, and in the notes to your financial statements, to clearly explain the sequence of events that led to the formation of your business in its present state. In this regard, it is not clear from your initial discussion under this section how your resulting corporate structure was achieved due to your reference to numerous entities and transactions that took place from 2001 through 2005. Please ensure that your revised discussion begins with an explanation surrounding your historical formation and then proceeds with an explanation, in the proper sequence, of how you acquired each of the entities you identify in your disclosure.
You
may find that including a chart that depicts your corporate structure will aid the reader in their understanding of your disclosure. Please address each of the following items when preparing your revised discussion as requested:

* With respect to placement of the second paragraph, please explain how Yang Ling and BII fit into your corporate structure, as it does not appear that you have explained the sequence of events that lead to their inclusion in your business.

* Please add discussion to clearly explain your accounting treatment for each of the transactions you describe, including merger, purchase and sale transactions you reference under this heading.

* Please revise your disclosure to clearly explain the difference between Yang Ling, as identified within the second paragraph under this heading, and "Yang Ling," as identified within the fourth paragraph under the same heading. In this regard, we note your use of quotations to identify Yang Ling Bodisen Biology Science and Technology Development Company Limited as "Yang Ling" in the fourth paragraph.

* We note your statement that on "February 25, 2004, the Company sold
Stratabid.com Online to Derrek Wasson, the Company`s former CEO."
Please tell us where and how you have reported this sale within your financial statements.

* We note your reference to "The Group" and the "Directors."
Please
define these terms in the first instance that they are used within your filing.

Market for Registrant`s Common Equity, Related Stockholder Matters and Small Business Issuer Purchases of Equity Securities, page 9

Dividends

7. Please expand your disclosure to indicate your restrictions with respect to declaring and paying cash dividends on your common stock.
In this regard, we note your disclosure within Note 14 on page F-
16.

Management`s Discussion and Analysis or Plan of Operation, page 9

Significant Accounting Policies, page 10

8. We note that your presentation under this heading is similar to a discussion typically presented under a heading entitled Critical Accounting Policies. Due to the nature of your disclosure, please refer to the Commission`s Cautionary Advice Regarding Disclosure About Critical Accounting Policies (Release Nos. 33-8040; 34-45149;
FR-60), at http://www.sec.gov/rules/other/33-8040.htm, regarding disclosures surrounding accounting estimates and assumptions that may be material due to the levels of subjectivity and judgment involved.
Please include an enhanced discussion and analysis of your critical accounting estimates and assumptions that:
* supplements, but does not duplicate, the description of accounting policies in the notes to the financial statements; and
* provides greater insight into the quality and variability of information regarding financial condition and operating performance.
Please confirm that you will take such guidance into consideration in preparation of this disclosure in your future filings.

Intangible assets

9. We note your reference to goodwill under this heading. Please explain where you have reported goodwill that requires impairment analysis or revise as appropriate.

Year Ended December 31, 2005 compared to Year Ended December 31,
2004, page 12

10. We note your statement that "Operating expenses include general and administrative expenses of $1,496,309 for the twelve months ended
December 31, 2005 and relate to cost of maintaining the company`s facilities, salaries and research and development." Please tell us whether or not you have included deprecation relating to property, plant and equipment in your determination of Gross profit. In this regard, please note that this measure should reflect the full absorption costing principle and include all costs and expenses associated directly with or allocated to your products sold. As such, these costs and expenses should include inventoriable costs of assets incident to or necessary for production or manufacturing, including applicable depreciation, depletion and amortization. Although the guidance in SAB Topic 11:B accommodates the separate presentation of multiple components attributable to cost of sales, it is not permissible to similarly report a measure of gross profit excluding such amounts. Any depreciation and amortization expense that is related to cost of sales may be displayed on a separate line item, however this item must appear before presenting gross profit and be reflected in that metric. Please modify your presentation as necessary.

Liquidity and Capital Resources, page 12

11. We note your statement that "we believe our cash and cash equivalents and cash generated from operations will satisfy our working capital needs, capital expenditures and other liquidity requirements associated with our operations." Please expand your discussion to clearly identify your liquidity needs on both a short-term and long-term basis and clarify whether your statement references your liquidity outlook for the short or long-term management of your business. You may wish to refer to the previously mentioned guidance, under Section IV, of the Commission`s Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, 34-48960, and FR-
72).

Report of Independent Registered Public Accounting Firm, page F-1

12. We note that your auditors are located in Los Angeles, California. Since your assets, liabilities, and business activities relate to operations located in China, please tell us how the audit of the operations in China, including the associated assets and liabilities, was conducted. Please include a statement as to whether or not another auditor was involved in the audit of these operations and, if so, the name of the firm.

Consolidated Statements of Income and Other Comprehensive Income, page F-3

13. Please expand your MD&A to include an explanation the nature of the negative balance presented for interest income in 2005 of ($121,410).

Consolidated Statement of Stockholders` Equity, page F-4

14. Based on your discussion in Note 1, it appears that you entered into recapitalization transactions during 2003 and 2004. However, it is unclear what entity is represented in the beginning balance as of
January 1, 2004. Please note that we would expect the beginning number of shares to represent the number of common shares of the accounting acquiree prior to the recapitalization. In this regard, it is our understanding that the historical financial statements of the accounting acquirer are not restated, except to present, for all periods, the common stock and paid-in capital of the accounting acquiree. Please provide a detailed schedule that reflects the composition of the balances presented for January 1, 2004.

Note 1 - Organization and Basis of Presentation, page F-6

15. As previously requested under the History heading above, please revise this discussion to clearly explain the sequence of events that led to the formation of your business in its present state.
Please
ensure that you address the following items as well:

* Disclose how you accounted for each of the transactions identified.
If these transactions involved reverse mergers or recapitalizations, clearly explain to the reader which entity was the accounting acquirer and which entity was the accounting acquiree and whose historical financial statements are presented in the filing. Please note that the comparative historical figures presented subsequent to a recapitalization should represent those of the accounting acquirer/legal acquiree. In addition, the footnotes should clearly explain, if true, that the historical financial statements are a continuation of the financial statements of the accounting acquirer, not the accounting acquiree.

* Expand your discussion to clearly explain the relevance of your disclosure within the first paragraph as this appears to be your first reference to Yang Ling Bodisen Biology Science and Technology
Development Company Limited ("BBST"). Please expand your disclosure under the History discussion on page 4 to ensure that the reader understands how BBST fits into the sequence of events leading to your current corporate structure.

* Please support your statement that "The financial statements of the legal acquirer are not significant; therefore, no pro forma financial information is submitted" by citing the accounting literature you are relying on to support your presentation.

* We note your statement that "On February 24, 2004, BII consummated a merger agreement with Strabid.com, Inc. ("Stratabid"), a Delaware corporation, to exchange 12,000,000 shares of Stratabid to the stockholders of BII, in which BII merged into Bodisen Holdings, Inc.
(BHI), an acquisition subsidiary of Statrabid, with BHI being the surviving entity." Please tell us how this stock exchange is reflected in your Consolidated Statement of Stockholders` Equity on page F-4. In addition, contrast this disclosure with page 5, where you indicate that the Company issued "3 million shares of its Common
Stock to the holders of BII shares."

* We note, with respect to your discussion of the reverse acquisition between Stratabid and BII that you recorded this transaction as a recapitalization and that "The financial statements of legal acquirer are not significant; therefore, no pro forma financial information is submitted." Please cite the accounting literature you are relying on to support your presentation.

* We note that you incurred expenses of $651,000 relating to the private placement in March 2005. Please confirm, if true, that none of these expenses were paid directly to the investor in the convertible instrument or otherwise advise. In this regard, the Task
Force observed, in paragraph 22 of EITF 00-27, that "(a) issuance costs are limited to incremental and direct costs incurred with parties other than the investor in the convertible instrument and
(b)
any amounts paid to the investor when the transaction is consummated represent a reduction in the proceeds received by the issuer (not issuance costs)."

* Please clarify what you mean by the statement that "The net proceeds from this offering were sent to China towards capital contribution of the registration of a wholly-owned Bodisen subsidiary by the name of "Yang ling Bodisen Agricultural Technology Co., Ltd.
("Agricultural")."

Note 2 - Summary of Significant Accounting Policies, page F-7

Segment Reporting, page F-10

16. We note your statement that "SFAS 131 has no effect on the Company`s consolidated financial statements as the Company consists of one reportable business segment."  Please expand your
disclosure
to indicate the factors used to identify your reportable segments, including the basis of organization and whether operating segments have been aggregated in accordance with paragraph 26 of SFAS 131. In addition, please explain the basis for your conclusion that you have
one operating segment, based on the guidance in SFAS 131. Furthermore, please provide the disclosure required by paragraph 37 of SFAS 131 for your three product lines.

Note 4 - Advances to officers, page F-11

17. We note that you advanced monies to four officers on a short-term basis during 2005. Please confirm, if true, (i) that a loan document exists between the Company and each of the officers and (ii) that the loan agreements have been filed as an exhibit under Item 13 of Form
10-KSB (refer to 10(i)(A) under the Instructions to Item 601(b)(4)(iii) for electronic filers under Regulation S-B). In addition, please tell us how you have complied with Section 13(k) under the Securities Exchange Act of 1934 with respect to personal loans to executives or otherwise advise.

Note 18 - Merger Agreement, page F-17

18. Please tell us how you accounted for the return by Mr. Wasson of
750,000 common shares to Stratabid for cancellation and the forgiveness of all debt owed by Stratabid to Mr. Wasson.

Controls and Procedures, page 15

19. You state that there were no "significant changes" in your internal control over financial reporting. Please note that Item 308(c) of Regulation S-B requires that you disclose any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange
Act Rules 13a-15 or 15d-15 that occurred during the fourth fiscal quarter that has "materially affected, or is reasonably likely to materially affect, the small business issuer`s internal control over financial reporting." See also Regulation S-B, paragraph 4(d) of
Exhibit 31. Please review your disclosure and revise as appropriate.

Exhibits 31.1 and 31.2

20. We note that the wording of your certifications pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in the Act. In this regard, your certifications include references throughout the certification to both annual and quarterly reports and your paragraph 5 appears to contain outdated certification language. Refer to Item 601(b)(31) of
Regulation S-B for the exact text of the required Section 302 certification, and amend your exhibits as appropriate.

Closing Comments

      As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Jennifer Goeken at (202) 551-3721 or, in her absence, Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3740 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

									Sincerely,


									H. Roger Schwall
									Assistant Director


      cc:  J. Wynn
            J. Goeken
            J. Davis

            via facsimile
      Marc J. Ross, Esq.
            Sichenzia Ross Friedman Ference LLP
            (212) 930-9725
Mr. Qiong Wang
Bodisen Biotech, Inc.
May 9, 2006
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE
     MAIL STOP 7010